SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  May 10, 2005

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and Exhibit 2 and incorporated by reference herein are the Registrant's News Releases dated May 9, 2005 and May 10, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

“James Sinclair”

Date:   May 10, 2005

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

May 9, 2005

Tan Range Chairman Proceeds with and Completes

First Tranche of New Private Placement

Tan Range Exploration Corporation advises that Mr. James E. Sinclair has proceeded with the first tranche of the private placement announced on January 13, 2005 whereby Mr. Sinclair agreed to purchase common shares of the Corporation representing an aggregate value of $3,000,000. Such shares are to be purchased in 8 quarterly tranches of $375,000 each, commencing February 1, 2005.  The first tranche of the private placement has been approved by the Toronto Stock Exchange and has now closed.

The first tranche consisted of 382,653 common shares of the Corporation having a purchase price of $0.98 per share for proceeds totaling $375,000.00.  The purchase price reflects the weighted average trading price of the Corporation’s shares for the five consecutive trading days of the first tranche quarterly period ended April 30, 2005.

Inclusive of the proceeds of the first tranche of the new private placement, Mr. Sinclair’s total share placements to date aggregate $4,325,000.

The private placement common shares are subject to certain mandated hold periods and resale restrictions and the certificates representing such shares are legended accordingly.  No warrants, options or other rights have been issued or granted in connection with this placement.

Each tranche is subject to approval by the Toronto Stock Exchange.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Exhibit 2

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  May 10, 2005

TAN RANGE RECEIVES

 AMERICAN STOCK EXCHANGE APPROVAL

The Company is pleased to announce that the American Stock Exchange (AMEX) has approved the application of Tan Range Exploration Corporation for the listing of its common shares. Trading is expected to begin within one week.

The Company will retain its listing on the senior Toronto Stock Exchange to accommodate the needs of its broad shareholder base which, according to information received from the Company’s transfer agent on February 15, 2005, includes 3,377 Canadian stockholders and 3,917 US stockholders.

This approval by the American Stock Exchange is contingent upon the Company being in full compliance with all applicable listing standards on the date that trading begins and may be rescinded if the Company fails to meet these listing standards.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.